Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the convertible senior subordinated notes.
     For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of rent expense we believe represents the interest component of such rent expense.

	Years ended June 30,
	2001	2002	2003	2004	2005
	(in thousands, except for ratios)
Fixed Charges:
Interest expense	$183	$197	$155	$134	$1,145
Portion of rent expense deemed to represent interest	236	242	325	358	392

Total fixed charges	$419	$439	$480	$492	$1,537

Earnings:
Net income	$810	$9,400	$7,718	$12,992	$37,985
Income taxes	180	5,056	4,344	7,934	20,347
Fixed charges	419	439	480	492	1,537

Total earnings for computation of ratio	$1,409	$14,895	$12,542	$21,418	$59,869

Ratio of earnings to fixed charges	3.4	33.9	26.1	43.5	39.0